Delisting Determination,The Nasdaq Stock Market, LLC,
November 15, 2018, International Money Express, Inc. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the warrant of International Money Express, Inc. (the Company), effective at the opening of the trading session on November 26, 2018. Based on review of information provided by the Company, Nasdaq Staff determined that the warrant no longer qualified for listing on the Exchange pursuant to Listing Rules 5550(a)(3) and IM-5101-2.
The Company was notified
of the Staffs determination on August 28, 2018.
The Company appealed the determination
to a Hearing Panel. Upon review of the information provided by the Company, the Panel issued a decision dated
October 29, 2018, granting the company continued listing and notified the Company that trading in the Companys warrant would be suspended on October 31, 2018.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Companys warrant became final on October 31, 2018.